UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

APOLLO ENTERTAINMENT GROUP, INC.

(Exact name of registrant as specified in its corporate charter)

FLORIDA	333-153495	22-3962092
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

7359 Ballantrae Ct.

Boca Raton, FL 33496

(Address of principal executive offices)

(818) 539-6507

(Issuer’s Telephone Number)

APOLLO ENTERTAINMENT GROUP, INC.

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INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1

PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

October 7, 2009

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NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

This Information Statement is being mailed on or about October 8, 2009 to holders of record on October 1, 2009 of shares of common stock, par value $0.00l per share (“Common Stock”), of Apollo Entertainment Group, Inc., a Florida corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule l4f-l promulgated thereunder. This Information Statement is being delivered in connection with the appointment by the existing director of a new member of the Board of Directors of the Company (the “Board”) followed by the resignation of the existing director pursuant to the terms of the transactions (“Transactions”) described below. The appointment will become effective upon the closing of the transactions described below, but not sooner than October 19, 2009, following the expiration of the ten-day period from the date of mailing of this Information Statement under Rule l4f-l and closing of the sale (the “Sale”) of fifteen million nine hundred fifty thousand two hundred thirty seven (15,950,237) or 95.8% of the outstanding shares of Apollo Entertainment Group, Inc. to Mr. Manfred Wutzer (“Wutzer”), for $261,365.37 resulting in a change of control of the Company.

As of October 1, 2009, the Company had 16,644,659 shares of Common Stock issued and outstanding, which is the Company’s only class of voting securities that would be entitled to vote for directors at a stockholders meeting if one were to be held, each share being entitled to one vote.

Please read this Information Statement carefully. It describes the terms of Transactions that will be consummated at a closing on or after October 19, 2009 (the “Closing Date”) that will result in a change of control of the Company, and contains certain biographical and other information concerning the executive officers and director of the Company before and after the Closing Date of the Transactions.

THE TRANSACTIONS

Effective October 1, 2009, Mr. Wutzer and Mrs. Michelle Tucker (“Tucker”) and other selling shareholders executed a Stock Purchase and Sale Agreement, pursuant to which Mrs. Tucker and other selling shareholders agreed to sell all of their holdings in the Company to Mr. Wutzer for the sum of $261,365.37.

As a result of the Sale, Mr. Wutzer will become the majority owner of the outstanding shares of the Company.

Upon the completion of the Sale, which will occur at least ten days after the mailing of this Information Statement, the Company’s existing director, Mrs. Tucker, will resign as director, effective immediately. The sole remaining director of the Company will be Mr. Guenter Bauer.

Mrs. Tucker shall also resign as an officer of the Company upon completion of the Sale, and the new Board will appoint new officers of the Company. In connection with the change of control, new management has signified its intention to cause the Company to re-evaluate its direction.

GENERAL

Since June 24, 2008, the Company through its operating subsidiary, Alpha Music Mfg Corp. (“Alpha”) has been engaged in the business of pressing vinyl Records, CD/CD Rom duplication and DVD duplication. Alpha’s operations to date have continued to pursue its original business plan which requires continued investment and development. In mid 2009, Mrs. Tucker was introduced to Mr. Sigfried M. Klein (“Klein”) as representative of Mr. Wutzer and decided that Mr. Klein’s vision of expanding the Company in a different direction pursuant to his business plan provided an opportunity for the Company and its stockholders. On October 1, 2009, following a period of negotiations, Mrs. Tucker and other selling shareholders entered into a Stock Purchase and Sale Agreement with Mr. Wutzer.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS;

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

THE EXISTING OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth the existing officers and directors of the Company.

Table 1.

Director Name of Person	Age	Position and Office Held with the Company	Since
Michelle Tucker	50	President and Director, Chief Executive Officer	Inception

Business Experience

MICHELLE TUCKER, age 50, has since June 2007, served as the sole officer and director of the Company. From July 2006 through September 2009 she has held various positions with Pop Starz Records, Inc., our former parent company. Prior thereto, she served as the president and director of Pop Starz Inc., the former parent company of Pop Starz Records, Inc. Ms. Tucker received a Bachelor of Science Degree in Criminal Justice from the University of Florida in 1979. From 1984 to 1986, Ms Tucker continued her education toward a Masters Degree by attending Florida Atlantic University and Florida International University.

Currently, Mrs. Tucker receives 5,000 shares of the Company’s common stock in consideration for her serving as a member of the Company’s Board of Directors. The agreement also provides for her to receive an additional 2,500 shares of the Company’s common stock for chairing any committee of the Board of Directors and an additional 1,250 shares of common stock for serving on any committee of the Board of Directors.

General

Directors hold office until the next annual meeting of our stockholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors.

NEW DESIGNEE OFFICERS AND DIRECTORS OF THE COMPANY

The following table sets forth information regarding the director and executive officer to be appointed upon the consummation of the Purchase Transaction, but no sooner than the tenth day following the filing of this Information Statement on Schedule 14f-1 with the Commission and its mailing and dissemination to our stockholders of record.

Table 2.

Name	Age	Positions and Office
Guenter Bauer	66	Director, Chairman of the Board
Sigfried M. Klein	48	President
Anthony J. Finn	50	Chief Executive Officer
Joerg W. Linder	43	Secretary, Treasurer

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The Board of Directors will seek other qualified individuals to serve on the Board and to form committees to do the Board’s work.

Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors.

Biographical resumes of each officer and director are set forth below.

Guenter Bauer: Since 2002, Mr. Bauer has owned and operated Hippocampus Corporate Development, AG, a firm specializing in the design, analysis and marketing of special investment products principally investment funds. Mr. Bauer is a graduate of the University of St. Gall, Switzerland.

Sigfried M. Klein: Mr. Klein holds a German Banking License issued by the Chamber of Commerce & Industry in Darmstadt, Germany. Since 2004, Mr. Klein has worked for Mazal Enterprises, LLC of Miami, Florida. Mr. Klein has acted as an investment advisor focused primarily on international commercial real estate investment projects.

Anthony J. Finn: Mr. Finn has been self employed as a financial consultant to clients in the U.K. and Brazil for the last 10 years.

Joerg W. Lindner: From 2004 -2007 Mr. Lindner was the Sales Manager in Spain for a Delta Hamburg. From 2007 to the present, he is the officer manager, sales manager and account manager for a Spanish company called Gastro Delicatessen.

New Control Person: Manfred H. Wutzer: Mr. Wutzer has entered into an Stock Purchase and Sale Agreement whereby he will acquire 95.8% of the voting capital stock of the Company. Mr. Wutzer’s age is 60. He is a resident of Mallorca, Spain. He was educated at the University of Cologne in Germany and received a Bachelor of Arts and Master of Business Adminstration. He is the owner of International Investment & Commerce, Inc., a company involved in the design and marketing of investment products.

CORPORATE GOVERNANCE

We do not have an audit committee, compensation committee or nominating committee. As our operations expand, we hope to name additional members to our Board of Directors. We do not have sufficient funds to secure officer and directors insurance and we do not believe that we will be able to retain an independent Board of Directors in the immediate future. We do not believe that we will be able to attract independent board members until such time as a market for our common stock develops.

During the year 2008, the Board of Directors took corporate action majority written consent to approve the periodic reports filed by the Company and to ratify the appointment of its auditors.

EXECUTIVE COMPENSATION

Effective September 1, 2008, the Company entered into an employment agreement with its chief executive officer, Michelle Tucker, which provides for a monthly salary of $3,000. All unpaid and accrued compensation, if any, due and payable to Ms. Tucker will be terminated, discharged and cancelled at closing.

SECTION 16(a) BENEFICIAL REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than 10% of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. These insiders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file, including Forms 3, 4 and 5. To the Company’s knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the calendar year ended December 31, 2008, all Section 16(a) filing requirements applicable to its insiders were complied with.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of Common Stock after giving effect to the Transactions (1) by each person who is known by us to beneficially own more than 5% of Common Stock, (2) by each of the officers and directors; and (3) by all of the officers and directors as a group.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is 7359 Ballantrae Ct. Boca Raton, FL 33496

Name of Owner	Title of Class	Number of Shares Owned (1)	Percentage of Common Stock (2)
Michelle Tucker	Common Stock	14,771,784	88.74%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities and/or shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of October 7, 2009 are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person.

(2)	Percentage based upon 16,644,659 shares of common stock to be outstanding as of the Closing of the sale of Mrs. Tucker and other selling shareholders shares to Mr. Wutzer

Code of Ethics

We have adopted a Code of Ethics that applies to all of our directors and executive officers serving in any capacity for our Company, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation paid to our Chief Executive Officer and the other executive officers at the end of the last completed fiscal year. We refer to all of these officers collectively as our “named executive officers.”

Summary Compensation Table

Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Michelle Tucker CEO and President Director	2008	$12,000	N/A	N/A	N/A	N/A	N/A	None	None

Outstanding Equity Awards at Fiscal Year-End Table.

None.

Employment Agreements with Executive Officers

The Company intends to enter into an employment agreement with Mr. Klein at or following the closing.

Director Compensation

Our directors are elected by the vote of a majority in interest of the holders of our voting stock and hold office until the expiration of the term for which he or she was elected and until a successor has been elected and qualified.

A majority of the authorized number of directors constitutes a quorum of the Board of Directors for the transaction of business. The directors must be present at the meeting to constitute a quorum. However, any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors individually or collectively consent in writing to the action.

Directors do receive compensation for their services.

Stock Option Plans

None.

By Order of the Board of Directors

/s/ Michelle Tucker

Michelle Tucker